UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.17)*

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

44919P300

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons LIBERTY MEDIA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 91,802,227 shares; see Item 5

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91,802,227 shares; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,802,227 shares; see Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.

Percent of Class Represented by Amount in Row (11) 33.0%
Assumes conversion of all shares of Class B Common Stock beneficially owned by Liberty into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, Liberty may be deemed to beneficially own equity securities of the Company representing approximately 63.3% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (“Liberty”), on July 19, 1999 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 17 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

ITEM 4.              Purpose of the Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Items 5 and 6 below is incorporated by reference in this Item 4.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Company or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.              Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Liberty beneficially owns (i) 66,202,229 shares of Common Stock, of which amount, based on publicly available information, 8,582,420 shares are held by Mr. Diller, and (ii) 25,599,998 shares of Class B Common Stock.  Such shares constitute 26.1% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock, respectively.  Pursuant to the Governance and Stockholder Agreements, subject to certain limitations, Mr. Diller holds an irrevocable proxy with respect to all securities of the Company beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which Liberty has not consented.  In addition, Liberty may be deemed to have shared voting power over the shares of Common Stock held by Mr. Diller because, under the terms of the Governance and Stockholder Agreements, Mr. Diller must vote those shares in favor of Liberty’s designees for the Company’s board of directors and against any Contingent Matter that Liberty has not approved.  Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Liberty into Common Stock, Liberty would beneficially own 33.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, Liberty may be deemed to beneficially own equity securities of the Company representing approximately 63.3% of the voting power of the Company.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty.  The foregoing beneficial ownership amounts are based on 253,181,447 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 758 shares of preferred stock outstanding, in each case, based on amounts disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2008.

ITEM 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On April 7, 2008, the Court of Chancery entered an Order of the Court (the “Order”) in the actions consolidated under the caption In Re IAC/InteractiveCorp., C.A. No. 3486-VCL (the “Consolidated Action”).  The Consolidated Action related to the Company’s November 5, 2007 announcement of a proposal to separate the Company into five publicly traded companies through the distribution of shares to the Company’s stockholders of the stock of four subsidiaries of the Company (each, a “Spinco”).  On May 7, 2008, Liberty filed notice with the Court of Chancery of its intention to appeal the Order.  On May 13, 2008, Liberty, certain of Liberty’s subsidiaries, the Company and for limited purposes Mr. Diller, entered into an agreement (the “Spinco Agreement”) to, among other things, provide for the settlement of the Consolidation Action.  Pursuant to the Spinco Agreement, the parties agreed as follows:

•      Liberty and its subsidiaries agreed to withdraw its appeal of the Order, to dismiss without prejudice all pending actions and claims Liberty had filed against the Company and Mr. Diller and the other members of the Company’s Board of Directors in the Court of Chancery and to take all necessary steps to cause the order to maintain the status quo entered by the Court of Chancery on February 14, 2008 to be vacated;

•      IAC and Mr. Diller agreed to dismiss without prejudice all pending actions and claims they filed against Liberty and any of its subsidiaries in the Court of Chancery; and

•      Liberty and its subsidiaries further agreed, subject to the condition that the spin-off of each Spinco is effected through the distribution of a single class of common stock in a transaction intended to be tax-free to the Company and the holders of the Common Stock (a “Qualifying Spinoff”), not to bring suit against the Company, Mr. Diller or any of the Company’s officers or directors with respect to the spin-off of any Spinco based upon, among other things, the fiduciary duties of members of the Company’s board of directors or officers of the Company or the provisions of the Company’s certificate of incorporation and/or any contract to which Liberty and the Company and/or Mr. Diller are parties.

Pursuant to the first bullet point above, on May 28, 2008 the parties to the Consolidated Action filed a stipulation and order of dismissal with the Court of Chancery seeking a court order dismissing the actions in the Consolidated Action, without prejudice, and vacating the February 14, 2008 status quo order.  That stipulation and order was granted by the Court of Chancery on May 28, 2008.

The Spinco Agreement also contains provisions that will become effective at the time of each Qualifying Spinoff, including provisions providing Liberty the right to nominate directors to the Spinco’s board of directors so long as Liberty maintains specified ownership levels, restrictions on acquisitions and transfers of the securities of the Spinco by Liberty and its affiliates, certain standstill restrictions on Liberty and its affiliates and registration rights to be granted to Liberty.

In addition, the Spinco Agreement provides that, effective upon the date as of which two or more Qualifying Spinoffs have occurred, the Governance Agreement will be amended to eliminate Liberty’s right to designate one director to serve on the Compensation and Human Resources Committee of the board of directors of the Company.

The description of the Spinco Agreement in this Amendment is qualified in its entirety by reference to the full text of such document which is incorporated as Exhibit 59 hereto and incorporated into this Item 6 by reference.

ITEM 7.              Material to be Filed as Exhibits.

The information contained in Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

59.           Spinco Agreement, dated May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on May 16, 2008).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  June 17, 2008

LIBERTY MEDIA CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Vice President

INDEX TO EXHIBITS

1.	Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.	Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.	Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.	Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.	Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.	Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.	First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.	Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.	Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.	Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.	Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.	Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.	In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.	In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.

In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.	Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.	Amended and Restated Certificate of Incorporation of BDTV INC.*

18.	Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.	Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.	Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.	Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.	Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.	Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.	Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.	Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.	Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.	Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.	Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.	Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.	Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.	Certificate of Incorporation of BDTV III Inc.*

32.	Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.	Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.	Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.	Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.	Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.

Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.	Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.	Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.	Certificate of Incorporation of BDTV IV INC.*

41.

Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.

Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001.*

43.	Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.

Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.

Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.

Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.	Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.

Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.	Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.	Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.	Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.	Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.	Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.

Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

55.	Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

56.

Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

57.	Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.	Notice, dated January 29, 2008, of termination of Joint Filing Agreement.*

59.

Spinco Agreement, dated May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed on May 16, 2008).

*              Previously filed.